UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MURPHY OIL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class Securities)

626717102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXHIBIT 1

CUSIP No. 626717102	13G	Page 2 of 4 Pages

1	Name of Reporting Persons
I.R.S. Identification Nos. of Above Person (Entities Only)

BancorpSouth, Inc. 64-0659571

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Mississippi

	5	Sole Voting Power

99,798

Number of	6	Shared Voting Power
Shares
Beneficially		4,647,306
Owned by Each
Reporting	7	Sole Dispositive Power
Person
With		70,213 (1)

	8	Shared Dispositive Power

4,647,306 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,747,104(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)			☐

11	Percent of Class Represented by Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

HC

(1)	Does not include 29,585 shares held by the reporting person in a trust account administered by a wholly-owned subsidiary of the reporting person for which the reporting person has voting power but not dispositive power.

(2)	The shares reported hereunder by the reporting person are held in various trust accounts administered by a wholly-owned subsidiary of the reporting person. The reporting person expressly disclaims beneficial ownership of any securities covered by this statement.

CUSIP No. 626717102	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: Murphy Oil Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 200 Peach Street
El Dorado, Arkansas 71730
Item 2(a)	Name of Persons Filing: BancorpSouth, Inc.
Item 2(b)	Address of Principal Business Office or, if None, Residence:
One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804
Item 2(c).	Citizenship: Mississippi
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 626717102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Exchange Act.
(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a) Amount beneficially owned:	(See Item 9 of cover page hereto)

	(b) Percent of class:	5.2%

	(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	99,798

	(ii) Shared power to vote or direct the vote:	4,647,306

	(iii) Sole power to dispose or to direct the disposition of:	70,213 (1)

	(iv) Shared power to dispose or to direct the disposition of:	4,647,306 (1)

(1) Does not include 29,585 shares held by the reporting person in a trust account administered by a wholly-owned subsidiary of the reporting person for which the reporting person has voting power but not dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Beneficiaries of various trusts of which a subsidiary of the filing person is a trustee have the right to receive the receipt of dividends from, or the proceeds from the sale of, certain shares of the common stock.

CUSIP No. 626717102	13G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1 hereto.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

(Date)

BANCORPSOUTH, INC.

By: /s/ Cathy Freeman
(Signature)

Cathy S. Freeman, Senior Vice President and
Corporate Secretary

(Name and Title)

EXHIBIT 1

Identity of Subsidiary	Item 3 Classification

BancorpSouth Bank	Bank as defined in Section 3(a)(6) of the
Securities Exchange Act of 1934, as amended (“BK”)